MIDCOAST ENERGY PARTNERS, L.P.

1100 Louisiana Street, Suite 3300

Houston, Texas 77002

November 4, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Mara L. Ransom, Assistant Director
Division of Corporation Finance

Re:	Midcoast Energy Partners, L.P.
Registration Statement on Form S-1
File No. 333-189341

Dear Ms. Ransom:

On behalf of Midcoast Energy Partners, L.P. (the “Partnership”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Washington, D.C. time, on November 6, 2013, or as soon as practicable thereafter.

The Partnership hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, MIDCOAST ENERGY PARTNERS, L.P.

BY:	Midcoast Holdings, L.L.C., its general partner

By:	/s/ Chris Kaitson
Chris Kaitson
Vice President—Law and Assistant Secretary

cc:	Jennifer López, Securities and Exchange Commission
Jim Allegretto, Securities and Exchange Commission
Jason Niethamer, Securities and Exchange Commission
Bill Finnegan, Latham & Watkins LLP
Brett Braden, Latham & Watkins LLP
Joshua Davidson, Baker Botts L.L.P.
Tull R. Florey, Baker Botts L.L.P.